	Adjusted EBITDA in 2024 was $444 million and NCFO $161 million. Crushing volume and sugar production at all-time record. $102 million in shareholder distribution.

4Q24 Earning Release Conference Call

English Conference Call	Luxembourg, March 13, 2025 - Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), a leading sustainable production company in South America, announced today its results for the fourth quarter ended December 31, 2024. The financial information contained in this press release is based on consolidated financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS) except for Non - IFRS measures. Please refer to page 27 for a definition and reconciliation to IFRS of the Non - IFRS measures used in this earnings release.
March 14, 2025
8 a.m. (US EST)
9 a.m. (Buenos Aires/Sao Paulo time)
1 p.m. (Luxembourg)
	Consolidated Financial Performance - Highlights
Zoom ID: 868 1551 9589	$ thousands	4Q24	4Q23	Chg %	12M24	12M23	Chg %
Passcode: 995202	Gross Sales (1)	368,379	400,139	(7.9)%	1,476,378	1,442,441	2.4%
	Adjusted EBITDA (2)	103,250	95,763	7.8%	444,261	476,570	(6.8)%
Investor Relations	Adjusted EBITDA Margin	28.4%	24.6%	15.8%	30.7%	33.6%	(8.6)%
Emilio Gnecco	Adjusted Net Income(2)	45,904	(16,402)	n.a	202,557	153,463	32.0%
CFO	Adjusted Net Income per Share	0.46	(0.15)	n.a	2.02	1.45	39.8%
Victoria Cabello	Distribution to Shareholders (3)	26,108	24,729	5.6%	101,887	61,241	66.4%
IR Officer	Expansion Capex	32,480	15,223	113.4%	104,067	67,119	55.0%
	Net Debt(2)	522,215	502,531	3.9%	522,215	502,531	3.9%
Email	Net Debt/LTM Adj EBITDA (x)	1.2x	1.1x	11.5%	1.2x	1.1x	11.5%
ir@adecoagro.com	LTM Adj FCF from Operations (NCFO)(2)	160,883	175,874	(8.5)%	160,883	175,874	(8.5)%
	LTM Adj Free Cash Flow(2)	56,816	108,756	(47.8)%	56,816	108,756	(47.8)%

	Breakdown by Operating Segment - Adjusted EBITDA
	$ thousands	4Q24	4Q23	Chg %	12M24	12M23	Chg %
	Sugar, Ethanol & Energy	105,289	87,476	20.4%	364,160	395,637	(8.0)%
	Crops	(3,196)	(304)	n.a	19,092	26,979	(29.2)%
Website:	Rice	(1,214)	8,188	n.a.	50,185	47,869	4.8%
www.adecoagro.com	Dairy	8,219	5,930	38.6%	33,723	28,485	18.4%
	Corporate Expenses	(5,848)	(5,527)	5.8%	(22,899)	(22,400)	2.2%
	Total Adjusted EBITDA	103,250	95,763	7.8%	444,261	476,570	(6.8)%

•Adjusted EBITDA amounted to $444.3 million in 2024, 6.8% lower than the previous year. We achieved record results in our Rice and Dairy businesses, and marked operational records in our Sugar, Ethanol & Energy business. However, results were negatively impacted by a year-over-year loss in the mark-to-market of our biological assets in our Sugar, Ethanol & Energy business, coupled with an uneven year-over-year comparison in our Crops business due to farm sales conducted throughout both periods.
•NCFO in 2024 stood at $160.9 million, marking an 8.5% year-over-year decrease, resulting in a minimum of $64.4 million to be distributed in 2025 via dividend and share repurchase. Net debt amounted to $522.2 million, in line with the previous year (Net debt/Adjusted EBITDA at 1.2x), while expansion capex reached $104.1 million as we continued to invest in attractive projects across all our operations.

(1) Gross Sales are equal to Net Sales plus sales taxes related to sugar, ethanol and energy.
(2) Please see “Reconciliation of Non-IFRS measures” starting on page 27 for a reconciliation of Adjusted EBITDA, Adjusted Net Income, LTM Adj Free Cash Flow from Operations (NCFO), LTM Adj Free Cash Flow and Net Debt for the period. Adjusted EBITDA margin is calculated as a percentage of net sales.
(3) Includes cash dividends and share repurchases as of December 31st. For more information on distribution as of the date of this report, please refer to the Remarks section on page 4.

Full Year Results Overview
◦In 2024, we delivered solid results, in spite of the challenging price scenario for most of our products and the adverse weather conditions that impacted some of our operations. This was possible thanks to the investments we have made throughout the years and our continuous focus on enhancing efficiencies in every stage of the value chain, while focusing on being the lowest cost producer. The commercial strategy in each of our operations enabled us to profit from opportunities that arose in both the export and domestic markets, as well as to leverage our storage capacity to build stocks. For example: (i) we conducted rice sales when both global and domestic supply was limited; (ii) we maximized production of fluid milk for our consumer brand in Argentina given its attractive marginal contribution and our growing presence in the local market; and (iii) we carried over ethanol stocks to profit from better prices in the next quarters.
◦Consequently, Adecoagro's Adjusted EBITDA amounted to $444.3 million, whereas Adjusted Free Cash Flow from Operations (NCFO) reached $160.9 million. Shareholder distribution (cash dividend and share repurchase) totaled $101.9 million, $31.5 million above the minimum stated in our policy and marking a 9.4% distribution yield. Expansion capex amounted to $104.1 million as we continued to invest in organic projects with attractive returns across all our operations and to consolidate our assets, while keeping our sustainable and innovative footprint. This was accomplished without compromising our balance sheet structure, as our net debt stood at $522.2 million, reaching 1.2x Net Debt/EBITDA.
Sugar, Ethanol & Energy business
Performance Highlights
◦Adjusted EBITDA reached $105.3 million during 4Q24, marking a 20.4% year-over-year increase, whereas in 2024 it amounted to $364.2 million, 8.0% lower than the previous year.
▪(+/-) Annual crushing record of 12.8 million tons despite dry weather. Quarterly crushing down 12.0% year-over-year on lower yields.
▪(+) Record sugar production and mix (55% in 4Q24 / 52% in 2024). Despite a recovery in domestic ethanol prices, we are carrying over 31% of our 2024 production to profit from higher expected prices.
▪(+) Cash cost down 8.4% year-over-year to 12.7 cts/lb due to better cost dilution, higher tax recovery on higher ethanol sales and weaker FX, among others.
▪(-/+) Lower net sales in 4Q24 on lower volumes sold and lower sugar prices in US dollar terms. Annual sales in line with 2023 on higher selling volumes due to higher production.
▪(-) Year-over-year loss in biological assets (harvested cane) due to lower Consecana prices versus 2023.

Outlook
◦(+) Despite challenging weather, we are currently crushing and producing sugar and ethanol thanks to our continuous harvest model.

◦(-/+) Although we foresee a slower crushing pace in 1H25 due to lower productivity, we expect to compensate this during 2H25. Thus, we forecast a slight year-over-year increase in crushing volume.
◦(+) Global sugar market dependent on Brazil's output. Potential upside to spot prices. 2025 sugar production remains open (31% hedged at 20.7 cts/lb). 2024 production sold at 22.5 cts/lb.
◦(+) Tight supply & demand scenario for ethanol. Prices expected to converge to the 70% parity at the pump. Commercial strategy paid off as we are clearing out our ethanol tanks at higher prices (+32.5% net price increase in Brazilian Real versus the lowest level seen in January 2024).
Farming business
Performance Highlights
◦Adjusted EBITDA amounted to $3.8 million during 4Q24, representing a 72.4% year-over-year decline, whereas for 2024 it reached $103.0 million, in line with the previous year. Excluding the results of the farm sales conducted during 2024 and 2023, Adjusted EBITDA in 2024 was 19.5% higher year-over-year, totaling $87.9 million, reflecting record results for our Rice and Dairy segments.
▪(+) Year-over-year gains in the mark-to-market of our biological asset and agricultural produce for our Rice operations (higher prices and area) and Crops (higher yields and area).
▪(+/-) Higher prices for Dairy and Rice's higher value-added products, despite the latter presenting a downward trend by year-end, as expected.
▪(+/-) One-off events: Sale of La Pecuaria farm ($15.0 million in Adjusted EBITDA) conducted in 2Q24 and El Meridiano in 3Q23 ($29.8 million in Adjusted EBITDA).
▪(-) Lower prices for soybean, corn and wheat.
▪(-) Higher costs in US dollar terms.
Outlook
◦(-/+) Crops: International prices for our main grains continue to be pressured on greater global supply, while costs are higher in US dollar terms. Crops productivity expected to be in line with historical production due to precipitation throughout the summertime.
◦(+/-) Rice: Higher expected production on greater productivity and higher planted area. As anticipated, global rice prices declined, but our diversified product portfolio and market flexibility act as a mitigant.
◦(+) Dairy: Maximizing production for the domestic market. Expected increase in the amount of milk processed by our facilities, as well as new products being launched throughout the year.

Remarks
2024 Shareholder Distribution
◦During 2024, we distributed a total of $101.9 million, equivalent to 58% of the Adjusted Free Cash Flow from Operations (NCFO) generated in 2023. This represents a distribution yield of 9.4%, and $31.5 million above the annual minimum stated in our policy. This was executed via:
▪Cash dividends: $35 million paid in two installments of $17.5 million each in May and November 2024, representing a dividend per share of approximately $0.34.
▪Share repurchases: 6.5 million shares repurchased (6.2% of the company's equity) at an average price of $10.22 per share, totaling $66.9 million.
2025 Announced Shareholder Distribution
◦In 2024, we generated $160.9 million of NCFO, which implies a minimum distribution of $64.4 million to be distributed via a combination of cash dividends and share buybacks throughout 2025. Cash dividends will amount to $35.0 million, to be paid in two installments of $17.5 million each, in or about May and November 2025. The balance will be distributed via stock buybacks and/or cash dividends, as the case may be.
◦During the first two months of the year, we repurchased 1.1 million shares (1.1% of the company's equity) under our existing share buyback program at an average price of $9.65 per share, totaling $10.2 million.
Unsolicited non-binding proposal from Tether Investments S.A. de C.V.
◦On February 18, 2025, the Company announced that its Board of Directors received an unsolicited non-binding proposal from Tether Investments S.A. de C.V. (“Tether”) dated February 14, 2025, to acquire outstanding Common Shares of the Company at a price of $12.41 per Common Share through a tender offer that would result in Tether collectively holding 51% of the outstanding Common Shares of the Company. The Company decided to engage legal counsel and a financial advisor to negotiate and further assist the Board in its evaluation of the proposal.
◦On February 25, 2025, the Company issued a press release announcing that it is engaging in discussions with Tether on the terms and conditions of the proposal received on February 14th, 2025. The Company has entered into an Exclusivity Letter to facilitate further negotiations with Tether. No assurances can be given that a definitive agreement will be entered into, that any transaction will be consummated, or the timing, terms or conditions of any such transaction.
◦For more information, please refer to our 6-K Press Releases available on our Investor Relations' website (www.ir.adecoagro.com).

ESG Update
Commitment to reach 25% female participation in leadership positions by 2030
◦As a food and renewable energy producer, we have a key role in meeting the needs of a growing population. Our continuous focus on increasing production while consolidating our business units and growth projects has resulted in a demand for new talent across our operations. We strongly believe that developing actions that promote respect, equal opportunities and career development will make us a better company.
◦Therefore, we are proud to announce our 2030 commitment to reach at least 25% female participation in leadership positions. By setting this target, we aim to not only meet our business needs but also create a more balanced and inclusive workforce that reflects diverse perspectives and strengthens our organizational culture. As of December 31, 2023, female leaders represented 16% of the Company's workforce.
◦To achieve this, we have implemented various actions across our business units to contribute toward female inclusion in the workplace:
▪Women in Agribusiness: we train women from our communities with the goal of offering them employment opportunities.
▪Leadership: we identify women with potential and provide them training, mentoring and overall support to prepare them for leadership positions.
▪Communication: we raise awareness on biases that prevent us from including women in our workforce.
▪Maternity: we accompany women in navigating maternity through mentorship by fellow mothers.
◦ESG is a cornerstone of our business models and is embedded in our day-to-day decisions. The implementation of a gender diversity target, along with our carbon intensity target announced in March 2024, reinforce our commitment to promote economic and social growth in the communities in which we have a presence, while taking care of the environment and its natural resources.

Sugar, Ethanol & Energy Segment - Operational Performance

SUGAR, ETHANOL & ENERGY - SELECTED INFORMATION
Operating Data	Metric	4Q24	4Q23	Chg %	12M24	12M23	Chg %
Milling
Sugarcane Milled	tons	2,575,641	2,927,587	(12.0)%	12,762,597	12,497,423	2.1%
Own Cane	tons	2,441,170	2,692,136	(9.3)%	11,668,117	11,685,815	(0.2)%
Third Party Cane	tons	134,471	235,450	(42.9)%	1,094,480	811,608	34.9%
Production
TRS Equivalent Produced	tons	352,722	397,310	(11.2)%	1,771,500	1,731,127	2.3%
Sugar	tons	175,910	186,443	(5.6)%	832,389	805,608	3.3%
Ethanol	M3	98,955	119,314	(17.1)%	532,715	522,508	2.0%
Hydrous Ethanol	M3	58,109	85,959	(32.4)%	416,147	341,270	21.9%
Anhydrous Ethanol (1)	M3	40,846	33,356	22.5%	116,568	181,238	(35.7)%
Sugar mix in production	%	55%	52%	5.6%	52%	52%	0.7%
Ethanol mix in production	%	45%	48%	(6.1)%	48%	48%	(0.7)%
Energy Exported (sold to grid)	MWh	179,541	198,895	(9.7)%	743,488	694,259	7.1%
Cogen efficiency (KWh sold/ton crushed)	KWh/ton	69.7	67.9	2.6%	58.3	55.6	4.9%
Agricultural Metrics
Harvested area	Hectares	39,343	32,793	20.0%	167,246	146,707	14.0%
Yield	tons/hectare	62	82	(24.2)%	70	80	(12.4)%
TRS content	kg/ton	132	127	3.5%	132	132	0.6%
Area
Sugarcane Plantation	hectares	212,996	198,747	7.2%	212,996	198,747	7.2%
Expansion Area	hectares	4,755	1,920	147.7%	14,249	5,761	147.3%
Renewal Area	hectares	3,940	6,360	(38.1)%	21,730	28,083	(22.6)%
(1) Does not include 4,360 and 13,313 cubic meters of anhydrous ethanol that were converted by dehydrating our hydrous ethanol stocks during 4Q24 and 12M24, respectively. During 4Q23 and 2023, we dehydrated 28,773 and 81,689 cubic meters of hydrous ethanol.

On a full year basis, crushing volume reached 12.8 million tons, marking a 2.1% increase compared to the previous year and an all-time record for our mills. Although Brazil's sugarcane production areas experienced lower-than-average rainfalls throughout the year, we saw an increase in our annual crushing figure due to (i) greater sugarcane availability driven by the expansion planting activities conducted in the last years; and (ii) higher crushing of third-party cane. The 34.9% year-over-year increase in sourcing of third-party cane enabled us to mitigate the reduction in crushing volume from own cane, allowing it to be harvested in the upcoming months with better expected productivity. In terms of productivity, our average yield stood at 70 tons per hectare, 12.4% lower than the previous year as a consequence of the decline in precipitation levels, whereas TRS content remained in line at 132 kg/ton.
Focusing on the quarterly figures, crushing volume amounted to 2.6 million tons, 12.0% lower than the same period of last year. The aforementioned dry weather, coupled with our strategic decision to harvest cane with limited growth potential (and thus allow areas with greater potential to continue to grow), were the main drivers toward the 24.2% year-over-year decline in yields to 62 tons per hectare. However, this was partially offset by higher TRS content, which stood at 132 kg/ton.
During 4Q24, average sugar prices traded at a significant premium to both hydrous and anhydrous ethanol in Mato Grosso do Sul (42% and 27%, respectively). Consequently, we maximized sugar production, achieving a 55% mix. Within our ethanol production, 59% was hydrous ethanol, as demand for this type of fuel had been significantly increasing and gaining market share in the Otto cycle. This high degree of flexibility constitutes one of our most important competitive advantages, since it allows us to make more efficient use of our fixed assets and profit from higher relative prices. Moreover, we can dehydrate hydrous ethanol at any time and turn it into anhydrous ethanol, which can be sold either to the domestic or export market, wherever the price premium is better.
On an annual basis, we maximized the production of sugar given its attractive pricing premium over ethanol, as was the case in 2023. Therefore, our production mix stood at 52% sugar (above the mix achieved by Brazil's Center-South region) and 48% ethanol. This resulted in a sugar production of 832 thousand tons, marking a new record for our mills, as well as a 2.0% year-over-year increase in ethanol production due to the increase in total TRS equivalent produced.
Exported energy during the quarter totaled 179,541 MWh, 9.7% lower compared to 4Q23 driven by the decline in crushing. However, we used our stored bagasse to produce energy and profit from the hike in spot prices seen during the period. On a full year basis, exported energy reached 743,488 MWh, marking a 7.1% year-over-year increase. This was mainly explained by (i) the increase in our annual crushing volume, coupled with (ii) the use of stored bagasse to profit from better prices. Consequently, our cogeneration efficiency ratio was up 2.6% year-over-year in 4Q24 and 4.9% in 12M24.

Sugar, Ethanol & Energy Segment - Financial Performance

NET SALES BREAKDOWN	$ thousands			Units			($/unit)
	4Q24	4Q23	Chg %	4Q24	4Q23	Chg %	4Q24	4Q23	Chg %
Sugar (tons)	101,624	138,456	(26.6)%	214,079	250,252	(14.5)%	475	553	(14.2)%
Ethanol (cubic meters)	63,686	78,929	(19.3)%	147,011	181,975	(19.2)%	433	434	(0.1)%
Hydrous Ethanol (cubic meters)	41,473	49,287	(15.9)%	100,946	123,698	(18.4)%	411	398	3.1%
Anhydrous Ethanol (cubic meters)	22,213	29,642	(25.1)%	46,065	58,277	(21.0)%	482	509	(5.2)%
Energy (Mwh) (2)	10,094	8,788	14.9%	235,957	240,650	(2.0)%	43	37	17.1%
CBios	2,465	2,364	4.3%	196,754	119,234	65.0%	13	20	(36.8)%
Others (5)	2	293	(99.3)%	2	271	(99.3)%	1,000	1,081	(7.5)%
TOTAL (3)	177,871	228,830	(22.3)%
Cover Crops (tons) (4)	—	53	—%	—	274	—%	—	193	—%
TOTAL NET SALES (1)	177,871	228,883	(22.3)%

NET SALES BREAKDOWN	12M24	12M23	Chg %	12M24	12M23	Chg %	12M24	12M23	Chg %
Sugar (tons)	390,751	416,165	(6.1)%	845,807	796,298	6.2%	462	523	(11.6)%
Ethanol (cubic meters)	242,854	233,294	4.1%	550,322	460,721	19.4%	441	506	(12.9)%
Hydrous Ethanol (cubic meters)	162,466	98,875	64.3%	381,982	228,941	66.8%	425	432	(1.5)%
Anhydrous Ethanol (cubic meters)	80,388	134,419	(40.2)%	168,340	231,780	(27.4)%	478	580	(17.7)%
Energy (Mwh) (2)	30,485	31,954	(4.6)%	844,686	834,371	1.2%	36	38	(5.8)%
CBios	8,513	8,435	0.9%	601,426	443,111	35.7%	14	19	(25.6)%
Others (5)	558	477	17.0%	562	473	18.8%	993	1,008	(1.5)%
TOTAL (3)	673,161	690,325	(2.5)%
Cover Crops (tons) (4)	6,447	9,959	(35.3)%	16,698	23,036	(27.5)%	386	432	(10.7)%
TOTAL NET SALES (1)	679,608	700,284	(3.0)%

HIGHLIGHTS - $ thousand	4Q24	4Q23	Chg %	12M24	12M23	Chg %
Net Sales (1)	177,871	228,883	(22.3)%	679,608	700,284	(3.0)%
Margin on Manufacturing and Agricultural Act. Before Opex	62,256	55,069	13.1%	250,834	312,017	(19.6)%
Adjusted EBITDA	105,289	87,476	20.4%	364,160	395,637	(8.0)%
Adjusted EBITDA Margin	59.2%	38.2%	54.9%	53.6%	56.5%	(5.2)%
(1) Net Sales are calculated as Gross Sales net of ICMS, PIS COFINS, INSS and IPI taxes; (2) Includes commercialization of energy from third parties; (3) Total Net Sales does not include the sale of soybean, corn and beans planted as cover crop during the implementation of the agricultural technique known as meiosis; (4) Corresponding to the sale of soybean, corn and beans planted as cover crop during the implementation of meiosis. (5) Diesel sold by Monte Alegre Distribuidora (MAC), our own fuel distributor located in UMA mill.

Adjusted EBITDA during 4Q24 was $105.3 million, 20.4% higher than the same period of last year. This was explained by (i) a year-over-year reduction in selling expenses on lower freight costs and lower sugar and ethanol volumes sold; coupled with (ii) an improvement in our sales margin on lower costs. This, in turn, more than offset the year-over-year decline in net sales.
On a full year basis, Adjusted EBITDA amounted to $364.2 million, presenting an 8.0% decrease versus last year. Despite year-over-year gains in the mark-to-market of our commodity hedge position, lower EBITDA generation was mainly driven by a $53.3 million year-over-year loss in the mark-to-market of our biological assets. As explained in prior releases, the biological assets line captures the present value of the sugarcane that is going to be harvested in the following 12 months, in addition to the one already harvested. In this case, the year-over-year decrease is mainly explained by a decline in Consecana prices on harvested cane. Results were also negatively impacted by a $4.6 million year-over-year increase in selling expenses on higher taxes due to higher volumes of ethanol sold, coupled with an increase in freight costs on higher volumes of sugar invoiced versus the prior year given the higher production.
Net sales reached $177.9 million during 4Q24, marking a 22.3% year-over-year reduction on lower selling volumes in all our products and lower sugar prices in US dollar terms. On the other hand, annual net sales amounted to $679.6 million, in line with the previous year, mainly explained by higher selling volumes of all our products, which in turn, offset the decline in prices.
In the case of sugar, lower average selling prices throughout the quarter and the year were the main drivers towards the decline in net sales - in 2023 global sugar prices reached record levels. Nevertheless, our average selling price (as seen in the net sales breakdown table) only reflects the average price of the respective Sugar #11 contract as the Company does not perform hedge accounting. Once we incorporated the gain/losses from our commodity derivative financial instruments reported within our Other Operating Income line, our average selling price for the year stood at 22.6 cts/lb versus 23.2 cts/lb in 2023.
Ethanol sales presented a 19.3% year-over-year decline during the quarter due to lower selling volumes on lower quarterly production given the decrease in crushing and our focus on maximizing sugar production. As explained in prior releases, ethanol prices have been recovering month-over-month on strong domestic consumption due to the low parity at the pump versus gasoline. Therefore, our average net selling price expressed in local currency stood at ∼R$2,500/m3 in 4Q24, 17.9% higher than 4Q23, even though in US dollar terms it experienced a slight decline given the depreciation of the Brazilian Real throughout the period. In addition, the average selling price in 4Q23 includes the export of 25.8 thousand cubic meters at an average price of $572/m3 (R$2,844/m3), compared to no exports in 4Q24, adding to an uneven year-over-year comparison.
On a full year basis, ethanol sales were 4.1% higher compared to the same period of last year. This was explained by higher volumes sold of hydrous ethanol which, in turn, fully offset the year-over-year decrease in selling prices in US dollars. During the year, we strategically sold our production in order to profit from peaks in prices, while our tanks remained full as we continue to hold on to our ethanol inventories (31% of our annual production) in order to capture higher expected prices.
Due to the efficiency and sustainability in our operations, ranked among the highest in the industry, we have the right to issue carbon credits (CBio) every time we sell ethanol. During the quarter, we sold $2.5 million worth of CBios, marking a 4.3% year-over-year increase. During 2024, we sold 601,426 CBios, amounting to $8.5 million.
Net sales of energy presented a 14.9% year-over-year increase in 4Q24, as we used our stored bagasse to produce energy to profit from the hike in spot prices explained by the lower reservoir levels. This, in turn, enabled us to book sales at R$480/MWh during the peak of demand. On an annual basis, energy sales experienced a decline versus 2023 due to a combination of lower energy prices and a weaker Brazilian Real, which in turn offset the increase in selling volumes.

SUGAR, ETHANOL & ENERGY - PRODUCTION COSTS(1)
	Total Cost ($'000)			Total Cost per Pound (cts/lbs)
	4Q24	4Q23	Chg %	4Q24	4Q23	Chg %
Industrial costs	22,138	32,105	(31.0)%	3.1	4.1	(24.3)%
Industrial costs	18,018	22,568	(20.2)%	2.5	2.9	(12.3)%
Cane from 3rd parties	4,120	9,537	(56.8)%	0.6	1.2	(52.5)%
Agricultural costs	88,991	90,339	(1.5)%	12.5	11.5	8.2%
Harvest costs	34,961	37,137	(5.9)%	4.9	4.7	3.4%
Cane depreciation	23,415	18,506	26.5%	3.3	2.4	39.0%
Agricultural Partnership Costs	8,267	13,046	(36.6)%	1.2	1.7	(30.4)%
Maintenance costs	22,348	21,650	3.2%	3.1	2.8	13.4%
Total Production Costs	111,129	122,444	(9.2)%	15.6	15.6	(0.3)%
Depreciation & Amortization PP&E	(47,025)	(45,829)	2.6%	(6.6)	(5.8)	12.7%
Total Production Costs (excl D&A)(2)	64,104	76,615	(16.3)%	9.0	9.8	(8.1)%

SUGAR, ETHANOL & ENERGY - PRODUCTION COSTS(1)
	Total Cost ($'000)			Total Cost per Pound (cts/lbs)
	12M24	12M23	Chg %	12M24	12M23	Chg %
Industrial costs	113,893	113,652	0.2%	3.2	3.3	(2.4)%
Industrial costs	74,258	81,683	(9.1)%	2.1	2.4	(11.5)%
Cane from 3rd parties	39,635	31,969	24.0%	1.1	0.9	20.7%
Agricultural costs	362,754	345,684	4.9%	10.2	10.0	2.2%
Harvest costs	138,066	134,907	2.3%	3.9	3.9	(0.3)%
Cane depreciation	97,890	79,069	23.8%	2.7	2.3	20.6%
Agricultural Partnership Costs	46,746	52,347	(10.7)%	1.3	1.5	(13.0)%
Maintenance costs	80,052	79,361	0.9%	2.2	2.3	(1.8)%
Total Production Costs	476,647	459,336	3.8%	13.4	13.2	1.0%
Depreciation & Amortization PP&E	(189,007)	(175,903)	7.4%	(5.3)	(5.1)	4.6%
Total Production Costs (excl D&A)(2)	287,640	283,433	1.5%	8.1	8.2	(1.2)%
(1)Total production cost may differ from our COGS figure as the former refers to the cost of our goods produced, whereas the latter refers to the cost of our goods sold. (2) Excludes the recognition of PIS/COFINS tax credits generated during 4Q24.

Total production costs excluding depreciation and amortization reached 9.0 cts/lb in 4Q24, marking an 8.1% decrease compared to 4Q23. This was mainly explained by (i) a year-over-year decline in the cost of cane from third-parties on lower sourcing; (ii) a year-over-year decrease in leasing costs due to lower Consecana prices; as well as to (iii) a weaker Brazilian Real. On a full year basis, total production costs excluding depreciation and amortization amounted to 8.1 cts/lb, 1.2% lower than the previous year. This was driven by the aforementioned decline in leasing costs, which in turn, offset the increase in cane from third parties on higher sourcing versus 2023. Furthermore, our production cost was positively impacted by a 2.3% year-over-year increase in total TRS equivalent produced due to the increase in crushing volume which enabled us to better dilute our fixed costs, especially agricultural costs that represent roughly 80% of our cost structure. As always, we continue to use concentrated vinasse and filter cake to replace 100% of our potash fertilizer requirements and 48% of total agricultural inputs needs, reducing our sourcing needs.

SUGAR, ETHANOL & ENERGY - TOTAL COST OF PRODUCTION
	Total Cost ($'000)			Total Cost per Pound (cts/lbs)
	12M24	12M23	Chg %	12M24	12M23	Chg %
Total Production Cost (excl. D&A)	287,640	283,433	1.5%	8.1	8.2	(1.2)%
Maintenance Capex	157,573	175,541	(10.2)%	4.4	5.1	(13.0)%
SG&A	69,493	73,721	(5.7)%	2.0	2.1	(5.9)%
Cogeneration	(26,748)	(29,040)	(7.9)%	(0.8)	(0.8)	(4.4)%
Tax Recovery	(36,992)	(22,626)	63.5%	(1.0)	(0.7)	53.4%
Total Cash Cost(1)	450,967	481,029	(6.2)%	12.7	13.9	(8.4)%
(1) Excludes the recognition of PIS/COFINS tax credits generated during 4Q24.
Total cash cost reflects, on a cash basis, how much it costs us to produce one pound of sugar and ethanol (in sugar equivalent). Maintenance capex is included in the calculation since it is a recurring investment, necessary to maintain the productivity of the sugarcane plantation. As we are calculating sugar and ethanol costs, energy is deemed a by-product and thus deducted from total costs. As for the tax recovery line item, it includes the ICMS tax incentive that the state of Mato Grosso do Sul granted us until 2032.
As shown in the table above, on a yearly basis, total cash cost on a per pound basis reached 12.7 cts/lb, 8.4% lower compared to the previous year. This decline is mainly explained by (i) a 53.4% year-over-year increase in tax recovery due to higher ethanol sales; (ii) lower maintenance capex on lower renewal area; along with (iii) the depreciation of the Brazilian Real which positively impacted our cost structure. Cash cost was also benefited by the 2.3% year-over-year increase in TRS equivalent produced, which in turn, enabled us to better dilute our costs.
All of our efforts are devoted to further enhance efficiencies to continue reducing total cash cost. As we continue ramping up operations in our cluster, cash cost will continue its downward trend as more fixed costs will be diluted.

Farming - Financial Performance

FARMING - FINANCIAL HIGHLIGHTS
$ thousands	4Q24	4Q23	Chg %	12M24	12M23	Chg %
Gross Sales
Crops	61,063	46,071	32.5%	236,128	216,912	8.9%
Rice	49,163	60,231	(18.4)%	248,198	256,347	(3.2)%
Dairy	74,850	54,791	36.6%	284,098	246,875	15.1%
Total Sales	185,076	161,093	14.9%	768,424	720,134	6.7%
Adjusted EBITDA (1)
Crops	(3,196)	(304)	n.a	19,092	26,979	(29.2)%
Rice	(1,214)	8,188	n.a.	50,185	47,869	4.8%
Dairy	8,219	5,930	38.6%	33,723	28,485	18.4%
Total Adjusted EBITDA (1)	3,809	13,814	(72.4)%	103,000	103,333	(0.3)%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 27 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.
Adjusted EBITDA in our Farming business totaled $3.8 million in 4Q24, marking a 72.4% decrease compared to the same period of last year. Despite an outperformance of our Dairy segment on higher prices of our value added products (mainly in the domestic market), results were fully offset by higher costs in US dollar terms and lower prices for our Crops and Rice businesses. In addition, our Crops business was also negatively impacted by a slight reduction in wheat production due to the dry weather experienced by year-end.
On an annual basis, Adjusted EBITDA amounted to $103.0 million, in line with the previous year. Excluding the farm sales conducted during 2024 and 2023 (La Pecuaria farm which booked $15.0 million in 2024 and El Meridiano farm which booked $29.8 million in 2023), Adjusted EBITDA in our Farming business in 2024 marked a 19.5% increase versus the prior year, amounting to $87.9 million. Both our Rice and Dairy businesses achieved record results driven by higher average selling prices, as well as to year-over-year gains in the mark-to-market of our biological assets in the case of our Rice operations. Focusing on Crops, the recovery in yields drove the increase in results, although these were partially offset by higher costs in US dollar terms, lower commodity prices and lower-than-expected productivity for some of our grains.
For a more detailed explanation, please refer to the performance description of each business line starting on the next page.

Crops Segment

GROSS SALES BREAKDOWN	Amount ($ '000)			Volume			$ per unit
Crops	4Q24	4Q23	Chg %	4Q24	4Q23	Chg %	4Q24	4Q23	Chg %
Soybean	13,559	9,161	48.0%	47,727	18,604	156.5%	284	492	(42.3)%
Corn (1)	12,812	5,980	114.2%	69,658	28,523	144.2%	184	210	(12.3)%
Wheat (2)	9,006	2,357	282.1%	42,418	10,221	315.0%	212	231	(7.9)%
Sunflower	2,214	1,679	31.9%	2,212	2,309	(4.2)%	1,001	727	37.7%
Cotton Lint	388	5,561	(93.0)%	233	2,579	(90.9)%	1,662	2,156	(22.9)%
Peanut	19,820	17,399	13.9%	13,808	10,571	30.6%	1,435	1,646	(12.8)%
Others (3)	3,263	3,934	(17.1)%	1,066	1,150	(7.4)%
Total	61,063	46,071	32.5%	177,123	73,957	139.5%

GROSS SALES BREAKDOWN	12M24	12M23	Chg %	12M24	12M23	Chg %	12M24	12M23	Chg %
Soybean	68,791	51,096	34.6%	225,725	108,942	107.2%	305	469	(35.0)%
Corn (1)	53,556	35,464	51.0%	302,459	160,522	88.4%	177	221	(19.9)%
Wheat (2)	23,305	15,968	45.9%	106,643	60,019	77.7%	219	266	(17.9)%
Sunflower	10,203	19,812	(48.5)%	15,608	34,649	(55.0)%	654	572	14.3%
Cotton Lint	3,542	12,122	(70.8)%	2,386	5,767	(58.6)%	1,484	2,102	(29.4)%
Peanut	59,602	67,072	(11.1)%	36,357	49,725	(26.9)%	1,639	1,349	21.5%
Others (3)	17,129	15,378	11.4%	3,893	8,024	(51.5)%
Total	236,128	216,912	8.9%	693,072	427,649	62.1%

HIGHLIGHTS - $ thousand	4Q24	4Q23	Chg %	12M24	12M23	Chg %
Gross Sales	61,063	46,071	32.5%	236,128	216,912	8.9%
Adjusted EBITDA	(3,196)	(304)	n.a	19,092	26,979	(29.2)%
(1) Includes sorghum; (2) Includes barley; (3) Includes sale of certifications related to RTRS soybean (Round Table on Responsible Soy Association) and sales related to our cattle activities.
In 2024, Adjusted EBITDA reached $19.1 million, marking a 29.2% year-over-year reduction. Excluding the Adjusted EBITDA figure generated by the farm sale conducted in 2024 (La Pecuaria farm: $15.0 million) and 2023 (El Meridiano farm: $29.8 million), Adjusted EBITDA amounted to $4.0 million in 2024 compared to negative $2.8 million in 2023. Despite a significant year-over-year recovery in production (mainly soybean, wheat and peanut), results were negatively impacted by (i) lower international commodity prices on higher global supply; (ii) higher costs in US dollar terms; and (iii) lower-than-expected corn production due to the impact of spiroplasma (bacteria transmitted by leafhoppers).
Focusing solely on the quarterly figures, the year-over-year reduction in Adjusted EBITDA is explained by the aforementioned drivers, coupled with lower-than-expected productivity of our winter crops (mainly wheat) due to the dry weather experienced by year-end.

Rice Segment

RICE
Highlights	metric	4Q24	4Q23	Chg %	12M24	12M23	Chg %
Gross Sales	$ thousands	49,163	60,231	(18.4)%	248,198	256,347	(3.2)%
Sales of white rice	thousand tons (1)	63	64	(1.5)%	269	320	(15.8)%
	$ per ton	663	786	(15.6)%	799	679	17.7%
	$ thousands	42,101	50,667	(16.9)%	214,901	217,052	(1.0)%
Sales of By-products	$ thousands	7,062	9,564	(26.2)%	33,297	39,295	(15.3)%
Adjusted EBITDA	$ thousands	(1,214)	8,188	n.a.	50,185	47,869	4.8%

Rice Mills
Total Processed Rough Rice(2)	thousand tons	63	62	0.9%	277	280	(1.0)%
Ending stock - White Rice	thousand tons	77	32	144.2%	77	32	144.2%
(1) Includes the sale of 1k and 36k tons of white rice sourced from third-parties during 2024 & 2023, respectively (no sourcing during 4Q24 and 4Q23); (2) Expressed in white rice equivalent

Rice sales in 4Q24 marked a 18.4% year-over-year decrease, mainly explained by a reduction in our average selling price to $663/ton. Throughout the quarter, global rice prices experienced a decline as India, the world's largest producer and exporter of rice, came back to the market after the government lifted the export ban on long grain white rice. During 2024, rice sales were 3.2% lower than the previous year. Despite capturing a $120/ton year-over-year increase in our average selling price given the record prices captured during 1Q24, this was partially offset by lower volumes sold due to a delay in the departure of a maritime cargo. Consequently, we are carrying over 45 thousand tons more than the prior year, as the aforementioned sale will be booked during 1Q25 instead.
Adjusted EBITDA reached $50.2 million in 2024, an annual record for the business and 4.8% higher than the previous year. Results were positively impacted by year-over-year gains reported in our biological assets line on higher prices and higher planted area, which in turn, fully offset the increase in costs in US dollar terms and the aforementioned decline in gross sales. Focusing on the quarter, Adjusted EBITDA amounted to negative $1.2 million, compared to $8.2 million in 4Q23, explained by higher costs in US dollar terms, coupled with a decline in the price of our carry over stocks which negatively impacted results during the period.

Dairy Segment

DAIRY
Highlights	metric	4Q24	4Q23	Chg %	12M24	12M23	Chg %
Gross Sales	$ thousands (1)	74,850	54,791	36.6%	284,098	246,875	15.1%
	million liters (2) (3)	92.9	108.0	(14.1)%	366.5	404.2	(9.3)%
Adjusted EBITDA	$ thousands	8,219	5,930	38.6%	33,723	28,485	18.4%

Dairy - Farm
Milking Cows	average heads	14,443	14,547	(0.7)%	14,478	14,509	(0.2)%
Cow Productivity	liter/cow/day	38.0	38.6	(1.5)%	37.6	37.7	(0.5)%
Total Milk Produced	million liters	50.4	51.6	(2.2)%	199.1	199.9	(0.4)%

Dairy - Industry
Total Milk Processed	million liters	94.2	96.7	(2.7)%	354.5	351.8	0.8%
(1) Includes sales of raw milk, processed dairy products, electricity and culled cows; (2) Includes sales of raw milk, fluid milk, powder milk and cheese, among others; (3) The difference between volume processed and volume sold is explained by the sale of raw milk to third parties.
In 4Q24, raw milk production was 50.4 million liters, 2.2% lower compared to the same period of last year. This was explained by a 1.5% decrease in productivity compared to 4Q23, although levels are still strong at 38.0 liters per cow per day. On a full-year basis, total raw milk production amounted to 199.1 million liters, in line with the previous year. We continue enhancing efficiencies in our free-stalls, which are already at full capacity.
At the industry level, we processed 94.2 million liters of raw milk during 4Q24, 2.7% lower than the same period of last year. Out of this volume, approximately 41% came from our dairy farm operations whereas the balance was sourced from local producers in nearby areas or supplied by partners to whom we provide tolling services. In 2024, total processed milk amounted to 354.5 million liters of raw milk, slightly higher than the previous year. We continue working on product development for the domestic and export markets, offering higher value added products as well as commoditized products, and being present across different price tiers with our consumer product brands.
Adjusted EBITDA amounted to $8.2 million in 4Q24, 38.6% higher compared to the same period of last year, whereas on a full-year basis it reached $33.7 million, marking a 18.4% year-over-year increase and a new record for the business. Results were positively impacted by (i) an increase in sales due to higher average selling prices, as we improved the mix of higher value added products and produced more fluid milk for the domestic market which offered the highest marginal contribution; (ii) our continuous focus on achieving efficiencies in our vertically integrated operations and increasing our productivity levels in every stage of the value chain; and (iii) our flexibility to divert milk to the production of a variety of dairy products, as well as to shift sales across markets.
Adjusted EBIT was $4.5 million and $21.5 million during 4Q24 and 2024, respectively. However, once interest expense and the foreign exchange loss related to the financial debt are considered, the full year results decrease to negative $10.5 million.

Corporate expenses

CORPORATE EXPENSES
$ thousands	4Q24	4Q23	Chg %	12M24	12M23	Chg %
Corporate Expenses	(5,848)	(5,527)	5.8%	(22,899)	(22,400)	2.2%
Adecoagro’s corporate expenses include items that are not allocated to a specific business segment, such as the remuneration of executive officers and headquarters staff, certain professional services and office lease expenses, among others. Corporate expenses for 4Q24 were $5.8 million, 5.8% higher than the previous year, while in 2024 they amounted to $22.9 million, 2.2% higher year-over-year. In both cases, this reflects the impact in costs from inflation in US dollar terms.

Net Income & Adjusted Net Income
Net income reached $16.2 million and $92.1 million during 4Q24 and 2024, respectively, marking an 80.3% and 59.4% year-over-year reduction.
Nevertheless, once we exclude the impact of foreign exchange variation, as well as inflation accounting effects (all non-cash impacts), Adjusted net income amounted to $45.9 million during the quarter, whereas on an annual basis it reached $202.6 million, $62.3 million and $49.1 million higher year-over-year, respectively. Higher results were mainly explained by tax gains recorded throughout the year ($43.9 million and $135.7 thousand during 4Q24 and 2024, respectively) due to effects of inflation in the income tax calculation in Argentina. This, in turn, fully offset the year-over-year loss in financial results due to a one-time event as 2023 figures reflect financial gains from opportunities that the Argentine financial market offered.

ADJUSTED NET INCOME (1)
$ thousands	4Q24	4Q23	Chg %	12M24	12M23	Chg %
Profit for the period	16,178	82,209	(80.3)%	92,101	226,721	(59.4)%
Foreign exchange losses/(gains), net	32,518	(56,976)	n.a.	37,569	(90,930)	n.a
Cash flow hedge - transfer from equity	426	(6,358)	n.a	28,650	36,863	(22.3)%
Inflation accounting effects	(4,332)	(23,744)	n.a	(2,421)	(28,816)	n.a
Net results from Fair Value adjustment of Investment Property	891	(11,533)	n.a	23,375	(10,620)	n.a
Impairment of assets destroyed by fire	223	—	n.m.	14,259	—	n.m.
Revaluation surplus of farmland sold	—	—	n.m.	9,024	20,245	(55.4)%
Adjusted Net Income	45,904	(16,402)	n.a	202,557	153,463	32.0%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 27 for a reconciliation of Adjusted Net Income.

Indebtedness

NET DEBT BREAKDOWN
$ thousands	4Q24	3Q24	Chg %	4Q23	Chg %
Farming	121,042	156,203	(22.5)%	171,501	(29.4)%
Short term Debt	55,401	123,744	(55.2)%	157,629	(64.9)%
Long term Debt	65,641	32,459	n.m	13,873	373.2%
Sugar, Ethanol & Energy	658,514	703,221	(6.4)%	733,447	(10.2)%
Short term Debt	44,150	47,052	(6.2)%	49,477	(10.8)%
Long term Debt	614,364	656,169	(6.4)%	683,970	(10.2)%
Total Short term Debt	99,551	170,796	(41.7)%	207,106	(51.9)%
Total Long term Debt	680,005	688,628	(1.3)%	697,843	(2.6)%
Gross Debt	779,556	859,424	(9.3)%	904,949	(13.9)%
Cash & Equivalents	211,244	198,255	6.6%	339,781	(37.8)%
Short-Term Investments	46,097	15,351	200.3%	62,637	(26.4)%
Net Debt	522,215	645,818	(19.1)%	502,531	3.9%
EOP Net Debt / Adj. EBITDA LTM	1.2x	1.5x	(20.5)%	1.1x	11.5%

As of December 31, 2024, Adecoagro's net debt amounted to $522.2 million, in line with the previous year. Throughout the year, we have diligently reduced our gross debt and cash as efficiently as possible while looking to finance our operations at the lowest cost. A clear example of this was the improvement in our Liquidity ratio (Cash & Equivalents + Marketable Inventories / Short Term Debt), which stood at 4.5x versus 2.8x reported in 4Q23, as short-term maturities were reduced by 51.9% year-over-year. Furthermore, we were able to finance our operations at attractive rates, which resulted in a significant decline in the amount of interest paid throughout the year ($24.6 million compared to $55.5 million in 2023).
All this was possible thanks to the solid operating results achieved during 2024, which also enabled us to continue investing in growth projects across all our operating segments as well as distributing profits to shareholders, via cash dividend and share repurchases.
Our Net Debt ratio (Net Debt/EBITDA) as of 4Q24 was 1.2x, 20.5% lower than the previous quarter, but 11.5% higher year-over-year due to the lower Adjusted EBITDA generated during the last twelve months.
We believe that our balance sheet is in a healthy position based not only on the adequate overall debt levels but also in terms of our indebtedness, most of which is long-term debt.

Capital Expenditures

CAPITAL EXPENDITURES
$ thousands	4Q24	4Q23	Chg %	12M24	12M23	Chg %
Farming	13,599	4,884	178.4%	51,357	22,809	125.2%
Expansion	11,370	1,172	870.4%	38,827	15,229	154.9%
Maintenance	2,229	3,713	(40.0)%	12,530	7,579	65.3%
Sugar, Ethanol & Energy	44,531	54,878	(18.9)%	222,813	227,430	(2.0)%
Maintenance	23,422	40,827	(42.6)%	157,573	175,541	(10.2)%
Planting	12,604	26,969	(53.3)%	75,649	101,157	(25.2)%
Industrial & Agricultural Machinery	10,818	13,858	(21.9)%	81,924	74,384	10.1%
Expansion	21,110	14,051	50.2%	65,240	51,889	25.7%
Planting	19,106	11,360	68.2%	57,280	32,117	78.3%
Industrial & Agricultural Machinery	2,004	2,691	(25.5)%	7,960	19,772	(59.7)%
Total	58,130	59,763	(2.7)%	274,170	250,239	9.6%
Total Maintenance Capex	25,650	44,540	(42.4)%	170,103	183,120	(7.1)%
Total Expansion Capex	32,480	15,223	113.4%	104,067	67,119	55.0%
Adecoagro's capital expenditures amounted to $58.1 million in 4Q24, 2.7% lower compared to last year, while in 2024 it reached $274.2 million, marking a 9.6% year-over-year increase.
The Sugar, Ethanol and Energy business accounted for 77% or $44.5 million of total capex in 4Q24, marking a 18.9% year-over-year reduction, whereas on an annual basis it reached $222.8 million, in line with the previous year. Focusing on the annual figures, the 10.2% year-over-year decline in maintenance capex is mainly explained by a reduction in our renewal planting activities on 21,730 hectares being renewed versus 28,083 hectares in 2023. On the other hand, this was partially offset by a 10.1% year-over-year increase in the renewal of our industrial & agricultural machinery as we continue to update our harvesting machinery with two-line harvesters and grunners. Expansion capex, in turn, was 25.7% higher compared to the previous year, reaching $65.2 million. This was mainly explained by the expansion planting activities conducted throughout the year (14,249 hectares planted) as we were able to secure more area at attractive lease rates.
The Farming businesses accounted for 23%, or $13.6 million of total capex in 4Q24, presenting a year-over-year increase of $8.7 million, while on a full-year basis it amounted to $51.4 million, $28.5 million more than the previous year. Higher investments during both periods were mainly driven by growth capex projects including (i) the development of croppable land for our Rice operations; (ii) the third (and final) installment of Viterra's rice mills in Argentina and Uruguay; (iii) the expansion of the drying and storage capacity of our Paso Dragon rice mill; coupled with (iv) the construction of a new warehouse for our dairy products at our Chivilcoy facility.

Other Operational & Financial Metrics

2023/24 Harvest Season

FARMING PRODUCTION DATA
Planting & Production	Planted Area (hectares)			2022/23 Harvested Area			Yields (Tons per hectare)
	2023/24	2022/23	Chg %	Hectares	% Harvested	Production	2023/24	2022/23	Chg %
Soybean	64,753	51,944	24.7%	64,753	100.0%	181,702	2.8	1.8	57.3%
Soybean 2nd Crop	23,927	29,827	(19.8)%	23,927	100.0%	52,362	2.2	1.0	109.3%
Corn (1)	57,043	38,575	47.9%	57,043	100.0%	298,969	5.2	4.9	7.7%
Corn 2nd Crop	2,548	2,836	(10.1)%	2,548	100.0%	11,528	4.5	1.7	160.2%
Wheat (2)	28,142	35,789	(21.4)%	28,142	100.0%	88,207	3.1	2.3	34.7%
Sunflower	10,832	18,131	(40.3)%	10,832	100.0%	18,500	1.7	1.8	(4.9)%
Cotton	5,199	10,075	(48.4)%	5,199	100.0%	2,207	0.4	0.6	(31.3)%
Peanut	24,282	19,813	22.6%	24,282	100.0%	87,586	3.6	2.0	81.8%
Other (3)	3,698	2,658	39.1%	3,698	100.0%	2,452
Total Crops	220,425	209,646	5.1%	220,425	100.0%	743,514
Rice	58,452	55,648	5.0%	58,452	100.0%	357,980	6.1	6.4	(3.8)%
Total Farming	278,877	265,294	5.1%	278,877	100.0%	1,101,494
Owned Croppable Area	99,357	97,812	1.6%
Leased Area	153,044	134,820	13.5%
Second Crop Area	26,476	32,662	(18.9)%
Total Farming Area	278,877	265,294	5.1%
(1) Includes sorghum; (2) Includes barley and peas; (3) Includes chia, sesame, potatoes and beans
Our 2023/24 campaign concluded in October 2024, with a total harvested area of 278,877 hectares and a production of over 1.1 million tons of aggregate grains. As previously stated, most of our crops significantly recovered in productivity given the normal weather conditions experienced, as opposed to last year which was affected by La Niña weather event. Nevertheless, we experienced lower-than-expected yields for our late corn production as it was negatively impacted by spiroplasma.
During the second half of 2024, we began our planting activities for the 2024/25 season, which continued throughout early 2025. Our planting plan consists of 305,258 hectares, which represents a 9.5% increase in area compared to the previous season. As of the date of this report, 99.8% of the area has already been seeded.

2024/25 Planting Plan

FARMING PLANTING PLAN
Planting	Planted Plan (hectares)			2023/24 Planting Progress
	2024/2025	2023/2024	Chg %	Hectares	% Planted
Soybean	50,920	64,753	(21.4)%	50,920	100.0%
Soybean 2nd Crop	41,499	23,927	73.4%	41,499	100.0%
Corn (1)	44,331	57,043	(22.3)%	44,331	100.0%
Corn 2nd Crop	2,505	2,548	(1.7)%	2,505	100.0%
Wheat (2)	47,818	28,142	69.9%	47,818	100.0%
Sunflower	12,614	10,832	16.5%	12,614	100.0%
Cotton	4,890	5,199	(5.9)%	4,890	100.0%
Peanut	25,353	24,282	4.4%	25,353	100.0%
Other (3)	10,850	3,698	193.4%	10,371	95.6%
Total Crops	240,781	220,425	9.2%	240,302	99.8%
Rice	64,477	58,452	10.3%	64,477	100.0%
Total Farming	305,258	278,877	9.5%	304,780	99.8%
Owned Croppable Area	99,036	99,357	(0.3)%
Leased Area	162,218	153,044	6.0%
Second Crop Area	44,004	26,476	66.2%
Total Farming Area	305,258	278,877	9.5%
(1) Includes sorghum; (2) Includes barley and peas; (3) Includes chia, sesame, potatoes and beans

Planting Plan Update
Due to normal weather experienced during the first half of 2024, we saw an improvement in soil moisture conditions in Argentina, which in turn, enabled us to increase our wheat area in the Northern region of the country. Planting activities for our summer crops were conducted under good conditions. However, weather in South America shifted to a moderate-to-weak "La Niña" (below average precipitations) by 2024 year-end, which continued during January 2025. In anticipation for this, we designed our planting plan in order to increase our exposure to crops that are more resilient to low rainfalls, such as soybean, while we reduced our late corn production given the spiroplasma event in the prior campaign. Despite the combination of high temperatures and lower-than-average rainfalls experienced during this period, precipitations received by the end of January and throughout February enabled our crop production to continue with its normal course of development. The evolution of weather in the upcoming weeks will be key as most of our crops are undergoing their yield definition phase.
Soybean 1st crop: We successfully planted 50,920 hectares of soybean. Although planting activities were carried out under normal soil moisture conditions in all areas, weather evolved differently across regions. By late January, the center area of Argentina received good precipitation, while the high temperatures registered and the reduction in precipitation in the Northern region led to a slight reduction in yields versus budget. Rainfall in the upcoming weeks will be necessary as yields are currently being defined. Overall, we expect yields to be in line with historical.
Corn: 44,331 hectares of corn have been successfully planted, marking a 22.3% decrease compared to the 2023/24 harvest season. The reduction in corn area was mainly explained by (i) our agronomic decision to reduce our late corn production due to the spiroplasma event experienced the prior year; coupled with (ii) our strategy of switching to crops that are more resilient to dry weather, such as soybean. Despite this, yields for our early corn saw a slight decline versus our initial expectations as these are defined in December-January, when the weather was the driest. We are entering into the critical period of yield definition for our late corn, reason why rains will be necessary in the upcoming weeks. On a consolidated basis, we expect a year-over-year improvement in our corn yields.
Peanut: We have completed planting activities for all 25,353 hectares planned. The farms where our peanut production is concentrated received enough precipitation since the beginning of the season, allowing for a normal crop development. Despite the high temperatures registered, we are forecasting yields to be in line with historical average. Rains will be necessary during the next weeks as yields are being defined.
Sunflower: We concluded planting activities for sunflower, which represents 12,614 hectares of our total planting plan. We are forecasting yields to be in line with historical average due to a normal development of the crop.
Wheat: Planting activities for wheat are carried out during the South American winter and harvesting activities are completed during the summertime. In this line, 47,818 hectares of wheat, which also includes other winter crops such as barley and peas, have been planted and harvested. Despite presenting a year-over-year increase in planted area, our average yield was down to 2.5 ton/ha (versus 3.1 ton/ha during the prior campaign) driven by the aforementioned dry weather, which negatively impacted crop productivity.
Rice: All 64,477 hectares of the 2024/25 campaign have been seeded, while our water reservoirs remained full as a consequence of the rainfalls received throughout the year. In the case of Rice, as long as water availability is enough to conduct irrigation activities, dry and sunny weather is excellent for its development. Harvesting activities are on its way, and we are forecasting a significant improvement in yields versus the prior campaigns.

Inventories

END OF PERIOD INVENTORIES
		Volume			thousand $
Product	Metric	4Q24	4Q23	% Chg	4Q24	4Q23	% Chg
Soybean	tons	9,430	8,897	6.0%	2,393	2,902	(17.6)%
Corn (1)	tons	21,807	16,183	34.8%	3,448	3,034	13.6%
Wheat (2)	tons	86,354	60,934	41.7%	15,400	13,097	17.6%
Sunflower	tons	1,920	2,540	(24.4)%	1,047	1,048	(0.1)%
Cotton	tons	1,832	2,289	(20.0)%	2,401	863	178.3%
Rice (3)	tons	76,965	31,517	144.2%	32,624	9,314	250.3%
Peanut	tons	14,122	11,096	27.3%	14,543	10,563	37.7%
Organic Sugar	tons	—	1,834	(100.0)%	—	852	(100.0)%
Sugar	tons	61,514	76,691	(19.8)%	20,581	29,337	(29.8)%
Ethanol	m3	165,736	186,699	(11.2)%	72,795	95,918	(24.1)%
Hydrous Ethanol	m3	154,093	135,790	13.5%	67,442	68,502	(1.5)%
Anhydrous Ethanol	m3	11,643	50,910	(77.1)%	5,353	27,416	(80.5)%
Fluid Milk	Th Lts	9,342	5,215	79.1%	6,309	2,381	165.0%
Powder Milk	tons	2,413	2,258	6.9%	8,929	6,459	38.2%
Cheese	tons	679	370	83.4%	3,114	1,260	147.2%
Butter	tons	345	140	147.3%	2,179	370	488.9%
Cbios	units	123,633	37,232	232.1%	1,211	746	62.3%
Fuel	m3	48	262	(81.6)%	37	278	(86.7)%
Others	tons	1,664	2,755	(39.6)%	1,142	1,901	(39.9)%
Total		577,804	446,913	29.3%	188,154	180,322	4.3%
(1) Includes sorghum; (2) Includes barley: (3) Expressed in white rice equivalent

Adecoagro’s financial performance is affected by the volatile price environment inherent in agricultural commodities. The company uses forward and derivative markets to mitigate swings in commodity prices and stabilize cash flows.
The table below shows the average selling price of our hedged production volumes, including volumes that have already been invoiced and delivered, forward contracts with fixed-price and volumes hedged through derivative instruments.

COMMODITY HEDGE POSITION - As of December 31, 2024
	Consolidated Hedge Position
Crops		Avg. FAS Price	CBOT FOB
	Volume	USD/Ton	USD/Bu	Hedge (%)
2023/2024 Harvest season
Soybeans (tons)	199,224	316.7	1,275.6	97%
Corn (tons)	248,299	178.0	572.1	99%
Wheat (tons)	66,433	228.3	732.2	100%
2024/2025 Harvest season
Soybeans (tons)	62,600	295.5	1,199.0	28%
Corn (tons)	57,500	179.1	575.1	23%
Wheat (tons)	52,964	222.5	720.7	61%
	Consolidated Hedge Position
Sugar, Ethanol & Energy		Avg. FOB Price	ICE FOB
	Volume	USD/Unit	Cents/Lb	Hedge (%)
2024 FY
Sugar (tons)	710,259	503.3	22.8	85%
Ethanol (m3)	—	—	—	—%
Energy (MW/h) (1)	811,721	40.6	n.a.	100%
2025 FY
Sugar (tons)	96,825	456.1	20.7	12%
Ethanol (m3)	—	—	—
Energy (MW/h) (1)	574,979	43.5	n.a	72%
(1) Energy prices in 2024 and 2025 were converted to USD at an exchange rate of BRL/USD 5.39 and BRL/USD 5.80, respectively.

4Q24 Market Highlights
◦Sugar prices experienced a downward trend during 4Q24 mainly due to a larger-than-expected production from Brazil's Center-South region, together with India resuming sugar exports. As a result, funds increased their short position reaching its biggest one since 2019, adding to more volatility in prices. Nevertheless, the global trade balance continues to show a deficit, while the stock-to-use ratio in many importing countries remains low. Future prices will largely depend on the production size of the upcoming season, and therefore how weather evolves in Brazil during summertime. It is expected that Brazil's harvest season will start later than usual in order to allow for the cane to recover, which means production will lag behind last year, creating uncertainty in the near term about the crop size.
◦The Brazilian ethanol market experienced significant growth during 4Q24. According to the ESALQ index, both hydrous and anhydrous ethanol prices increased by 24% and 22%, respectively, compared to 4Q23. As reported by UNICA (Brazil’s sugarcane industry association), total ethanol sales in 4Q24 were 3% higher year-over-year, driven by greater competitiveness against gasoline at the pump and a larger market share in the Otto Cycle. Consequently, domestic hydrous ethanol sales saw a remarkable 28% increase during 2024 versus the previous year. In terms of outlook, the recovery in ethanol prices continues to be supported by (i) a low stock-to-use ratio; (ii) no new supply of cane ethanol until March-April, when most mills resume operations; coupled with (iii) the change in ICMS tax on gasoline during February.
◦Brazil's carbon credit market under the RenovaBio program presented a 30% year-over-year decrease in prices during 4Q24, reaching an average of 80 BRL/CBio (approximately 14 USD/CBio) versus 114 BRL/CBio in 4Q23.
◦In 4Q24, energy spot prices in the southeast region of Brazil were almost three times higher year-over-year and 79% higher compared to 3Q24. The peak in prices was mainly seen in October due to the high temperatures which led to more energy being consumed, while the southeast reservoirs levels remained mostly unchanged (from 46% to 51% in December).
◦During 4Q24, soybean traded 3% lower at CBOT compared to 3Q24, while corn traded 1% down. The quarter-over-quarter decrease was mainly driven by (i) USA increasing stocks after a solid harvest; (ii) higher production expected in Argentina and Brazil; and (iii) no major changes in global demand. At the local market, prices traded 10% lower for soybean and 4% lower for corn compared to 3Q24. Local prices were less resilient due to good precipitations received during November. By beginning of 2025, prices significantly increased due to the dry weather experienced throughout January, coupled with the reduction of export taxes announced by the national government.
◦During 4Q24, all rice varieties and origins experienced a decline in prices as India (largest rice producer and exporter in the world) lifted the export ban for long grain white rice and started to divert its stocks to the market. Consequently, other Asian origins had to revise its prices in order to compete with Indian supply (which was offered at ∼$450/ton). In South America, planted area for the 2024/25 harvest season increased by 10% compared to the prior year. Planting pace was favorable and weather forecasts called for a "La Niña" event, which normally favors rice development. Thus, prices experienced a downward pressure.
◦International dairy prices continued its recovery trend throughout the period due to (i) more demand from Asia and China; and (ii) less supply available from South America (mainly Argentina and Uruguay).

Moreover, raw milk prices in Argentina remained firm at $0,42/liter driven by (i) lower milk production in 2024 compared to the previous year, and (ii) drier and warmer weather in Argentina and Uruguay during summertime. Thus, competition for raw milk sourcing during the high season of production remained strong.

Forward-looking Statements
This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy; (v) the correlation between petroleum, ethanol and sugar prices; (vi) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures, and to consolidate our position in different businesses; (vii) the efficiencies, cost savings and competitive advantages resulting from acquisitions; (viii) the implementation of our financing strategy, capital expenditure plan and expected shareholder distributions; (ix) the maintenance of our relationships with customers; (x) the competitive nature of the industries in which we operate; (xi) the cost and availability of financing; (xii) future demand for the commodities we produce; (xiii) international prices for commodities; (xiv) the condition of our land holdings; (xv) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xvi) the performance of the South American and world economies; (xvii) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies; and (xviii) the proposed tender offer by Tether.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.
No Offer or Solicitation; Additional Information and Where to Find It
The tender offer referenced in this press release has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and offer to buy the Company’s securities will only be made pursuant to an Offer to Purchase and related tender offer materials. At the time the tender offer is commenced, Tether will be required to file a tender offer statement on Schedule TO and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. THE COMPANY’S STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES. These materials will be made available to the Company’s stockholders at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC's website at www.sec.gov. Copies of the documents filed by the Company with the SEC by will be available free of charge on the Company’s internet website at www.adecoagro.com or by contacting the Company’s investor relations department at ir@adecoagro.com.

Reconciliation of Non-IFRS measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this press release:
•Adjusted EBITDA
•Adjusted EBIT
•Adjusted EBITDA margin
•Net Debt
•Net Debt to Adjusted EBITDA
•Adjusted Net Income
•Adjusted Free Cash Flow from Operations
•Adjusted Free Cash Flow

In this section, we provide an explanation and a reconciliation of each of our non-IFRS financial measures to their most directly comparable IFRS measures. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.
We believe these non-IFRS financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management for financial and operational decision making.
There are limitations associated with the use of non-IFRS financial measures as an analytical tool. In particular, many of the adjustments to our IFRS financial measures reflect the exclusion of items, such as depreciation and amortization, changes in fair value, the related income tax effects of the aforementioned exclusions and exchange differences generated by the net liability monetary position in USD in the countries where the functional currency is the local currency, that are recurring and will be reflected in our financial results for the foreseeable future. In addition, these measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes.
Adjusted EBITDA & Adjusted EBIT
Adjusted Consolidated EBITDA equals the sum of our Adjusted Segment EBITDA for each of our operating segments. Effective for the third quarter ended September 30, 2024, we changed our definition of Adjusted Consolidated EBITDA and Adjusted Segment EBITDA to exclude any charges related to impairments. We did not have any impairment or disposal charges for any of the previous periods presented.
We define “Adjusted Consolidated EBITDA” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation of property, plant and equipment and amortization of intangible assets, net gain or loss from fair value adjustments of investment property land, foreign exchange gains or losses, other net financial results and bargain purchase gain on acquisition and any charges related to impairments (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of noncontrolling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings; and (iii) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations.
We believe that Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are important measures of operating performance for our company and each operating segment, respectively, because they allow investors to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), bargain purchase gain, any charges related to impairments, foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, investors can also evaluate and compare the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBITDA and Adjusted Segment EBITDA differently, and therefore our Adjusted Consolidated EBITDA and Adjusted Segment EBITDA may not be comparable to similar measures used by other companies. Adjusted Consolidated EBITDA and Adjusted Segment EBITDA

are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment profit from operations and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBITDA and Adjusted Segment EBITDA should only be used as a supplemental measure of our company’s operating performance, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are useful for securities analysts, investors and others to evaluate and compare the financial performance of our company and other companies in the agricultural industry. These non-IFRS measures should be considered in addition to, but not as a substitute for or superior to, the information contained in either our statements of income or segment information.
Our Adjusted Consolidated EBIT equals the sum of our Adjusted Segment EBITs for each of our operating segments. Effective for the third quarter ended September 30, 2024, we changed our definition of Adjusted Consolidated EBIT and Adjusted Segment EBIT to exclude any charges related to impairments. We did not have any impairment or disposal charges for any of the previous periods presented.
We define “Adjusted Consolidated EBIT” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, net gain from fair value adjustments of investment property land, foreign exchange gains or losses, other net financial results, bargain purchase gain on acquisition and any charges related to impairments (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of noncontrolling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings; and (iii) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations.
We believe that Adjusted Consolidated EBIT and Adjusted Segment EBIT are important measures of operating performance, for our company and each operating segment, respectively, because they allow investors to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, from period to period by including the impact of depreciable fixed assets and removing the impact of our capital structure (interest expense from our outstanding debt), tax consequences (income taxes), foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland and also the sale of farmlands, and impairments, investors can evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBIT and Adjusted Segment EBIT differently, and therefore our Adjusted Consolidated EBIT and Adjusted Segment EBIT may not be comparable to similar measures used by other companies. Adjusted Consolidated EBIT and Adjusted Segment EBIT are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment profit from operations and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBIT and Adjusted Segment EBIT are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBIT and Adjusted Segment EBIT should only be used as a supplemental measure of the operating performance of our company, and of each of our operating segments, respectively.
Reconciliation of both Adjusted EBITDA and Adjusted EBIT starts on page 32.
Net Debt & Net Debt to Adjusted EBITDA
Net debt is defined as the sum of non-current and current borrowings less cash and cash equivalents and short-term investments (namely US-Treasury Bills use as collateral of short-term borrowings). This measure is widely used by management. Management is consistently tracking our leverage position and our ability to repay and service our debt obligations over time. We have therefore set a leverage ratio target that is measured by net debt divided by Adjusted Consolidated EBITDA.
We believe that the ratio net debt to Adjusted Consolidated EBITDA provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to capital markets and our ability to meet scheduled debt service obligations.

RECONCILIATION - NET DEBT
$ thousands	4Q24	3Q24	Chg %	4Q23	Chg %
Total Borrowings	779,556	859,424	(9.3)%	904,949	(13.9)%
Cash and Cash equivalents	211,244	198,255	6.6%	339,781	(37.8)%
Short-term investments	46,097	15,351	200.3%	62,637	(26.4)%
Net Debt	522,215	645,818	(19.1)%	502,531	3.9%
Adjusted Net Income
Effective for the third quarter ended September 30, 2024, we changed our definition of Adjusted Net Income to exclude any charges related to impairments. We did not have any impairment or disposal charges for any of the previous periods presented.
We define Adjusted Net Income as (i) profit / (loss) of the period/year before net gain / (losses) from fair value adjustments of investment property land, bargain purchase gain on acquisition and any impairment; plus (ii) any non-cash finance costs resulting from foreign exchange gain/losses for such period, which are composed by both exchange differences and cash flow hedge transfer from equity, included in Financial Results, net, in our statement of income; net of the related income tax effects, plus (iii) gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our shareholders’ equity under the line item “Reserve from the sale of non-controlling interests in subsidiaries” if any, plus (iv) the reversal of the aforementioned income tax effect, plus (v) inflation accounting effect; plus (vi) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings, if any.
We believe that Adjusted Net Income is an important measure of performance for our company allowing investors to properly assess the impact of the results of our operations in our equity. In fact, results arising from the revaluation effect of our net monetary position held in foreign currency in the countries where our functional currency is the local currency do not affect the equity of the Company, when measured in foreign / reporting currency. Conversely, the tax effect resulting from the aforementioned revaluation effect does impact the equity of the Company, since it reduces/increases the income tax to be paid in each country. Accordingly we have added back the income tax effect to Adjusted Net Income.
In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also include the full value and returns generated by our land transformation activities.
Other companies may calculate Adjusted Net Income differently, and therefore our Adjusted Net Income may not be comparable to similar measures used by other companies. Adjusted Net Income is not a measure of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss). This non-IFRS measure should be considered in addition to, but not as a substitute for or superior to, the information contained in our financial statements.

ADJUSTED NET INCOME
$ thousands	4Q24	4Q23	Chg %	12M24	12M23	Chg %
Profit for the period	16,178	82,209	(80.3)%	92,101	226,721	(59.4)%
Foreign exchange losses/(gains), net	32,518	(56,976)	n.a.	37,569	(90,930)	n.a
Cash flow hedge - transfer from equity	426	(6,358)	n.a	28,650	36,863	(22.3)%
Inflation accounting effects	(4,332)	(23,744)	n.a	(2,421)	(28,816)	n.a
Net results from Fair Value adjustment of Investment Property	891	(11,533)	n.a	23,375	(10,620)	n.a
Impairments of assets destroyed by fire	223	—	n.m.	14,259	—	n.m.
Revaluation surplus of farmland sold	—	—	n.m.	9,024	20,245	(55.4)%
Adjusted Net Income	45,904	(16,402)	n.a	202,557	153,463	32.0%
Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations
We believe that the measures of Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations are important measures of liquidity that enable investors to draw important comparisons year to year of the amount of cash generated by the Company’s principal business and financing activities, which includes the cash generated from our land transformation activities, after paying for recurrent items, including interest, taxes and maintenance capital expenditures.
We define Adjusted Free Cash Flow as the aggregate of (i) net cash generated from operating activities net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, (ii) net cash used in investing activities net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations -excluding the net of the combined effect in other financial income-, less (iii) interest paid net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, plus (iv) proceeds from the sale of non-controlling interest in farming subsidiaries; less (v) lease payments; less (vi) dividends paid to noncontrolling interest, plus (vii) the net of acquisition/disposal of short-term investments net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, and less (viii) other financial income derived from gains on bond arbitrage transactions. We define Adjusted Free Cash Flow from Operations as the aggregate of (i) net cash generated from operating activities net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, (ii) net cash used in investing activities net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations -excluding the net of the combined effect in other financial income-, less (iii) interest paid net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, plus (iv) proceeds from the sale of noncontrolling interest in subsidiaries; less (v) lease payments; less (vi) dividends paid to noncontrolling interest, plus (vii) the net acquisition/disposal of short-term investment net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, plus (viii) expansion capital expenditures, less (ix) other financial income derived from gains on bond arbitrage transactions.
Expansion capex is defined as the required investment to expand current production capacity including organic growth, joint ventures and acquisitions. We define maintenance capital expenditures ("maintenance capex") as the necessary investments in order to maintain the current level of productivity both at an agricultural and at an industrial level. Proceeds from the sale of non-controlling interest in farming subsidiaries is a measure of the cash generated from our land transformation activities that is included under cash from financing activities pursuant to IFRS.
We believe Adjusted Free Cash Flow is an important liquidity measure for the Company because it allows investors and others to evaluate and compare the amount of cash generated by the Company business and financing activities to undertake growth investments, to fund acquisitions, to reduce outstanding financial debt and to provide a return to shareholders in the form of dividends and/or share repurchases, among other things.
We believe Adjusted Free Cash Flow from Operations is an additional important liquidity metric for the Company because it allows investors and others to evaluate and compare the total amount of cash generated by the Company's business and financing activities after paying for recurrent items including interest, taxes and maintenance capex. We believed this metric is relevant in evaluating the overall performance of our business.
Other companies may calculate Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations differently, and therefore our formulation may not be comparable to similarly titled measures used by other companies. Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations are not measures of liquidity under IFRS, and should not be considered in isolation or as an alternative to consolidated cash flows from operating activities, net increase (decrease) in cash and cash equivalents and other measures determined in accordance with IFRS.

ADJUSTED FREE CASH FLOW SUMMARY
$ thousands	2024	2023	Chg %
Net cash generated from operating activities (1)	431,128	451,290	(4.5)%
Net cash used in investing activities(1)	(224,292)	(100,917)	n.a.
Interest paid(1)	(34,024)	(47,223)	n.a.
Expansion capex reversal	104,067	67,119	55.0%
Lease payments	(98,478)	(104,097)	n.a.
Dividends paid to non-controlling interest	(736)	—	n.a
Other financial income(1)	(238)	(54,687)	n.a.
Short-term investments	(16,544)	(35,610)	n.a.
Adjusted Free Cash Flow from Operations (NCFO)(2)	160,883	175,874	(8.5)%
Expansion Capex	(104,067)	(67,119)	n.a.
Adjusted Free Cash Flow(2)	56,816	108,756	(47.8)%
(1) Net of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries; (2) Please refer to "Reconciliation of Non-IFRS measures" starting on page 27 for a definition of Adjusted Free Cash Flow from Operations and Adjusted Free Cash Flow.

RECONCILIATION - ADJUSTED FREE CASH FLOW
$ thousands	2024	2023	Chg %
Net increase/(decrease) in cash and cash equivalents	(177,234)	114,612	n.a.
Interest paid	(24,629)	(55,476)	n.a.
Lease payments	(98,478)	(104,097)	n.a.
Dividends paid to non-controlling interest	(736)	—	n.a.
Restricted short-term investments	(14,510)	(35,610)	n.a.
Cash flow from financing activities	274,000	208,743	31.3%
Other financial income	(238)	(54,687)	n.a.
IAS 29 & IAS 21 Effect for Investing Activities	7,273	10,635	(31.6)%
IAS 29 & IAS 21 Effect for Operating Activities	102,797	16,383	527.5%
IAS 29 & IAS 21 Effect for Acquisition of Short-term Investments	(2,034)	—	n.a.
IAS 29 & IAS 21 Effect for Interest Paid	(9,395)	8,253	n.a.
Adjusted Free Cash Flow	56,816	108,756	(47.8)%

RECONCILIATION - ADJUSTED FREE CASH FLOW FROM OPERATIONS
$ thousands	2024	2023	Chg %
Net increase/(decrease) in cash and cash equivalents	(177,234)	114,612	n.a.
Expansion Capex	104,067	67,119	55.0%
Interest Paid	(24,629)	(55,476)	n.a.
Lease Payments	(98,478)	(104,097)	n.a.
Dividends paid to non-controlling interest	(736)	—	n.a.
Restricted short-term investments	(14,510)	(35,610)	n.a.
Cash flow from financing activities	274,000	208,743	31.3%
Other financial income	(238)	(54,687)	n.a.
IAS 29 & IAS 21 Effect for Investing Activities	7,273	10,635	(31.6)%
IAS 29 & IAS 21 Effect for Operating Activities	102,797	16,383	527.5%
IAS 29 & IAS 21 Effect for Acquisition of Short-term Investments	(2,034)	—	n.a.
IAS 29 & IAS 21 Effect for Interest Paid	(9,395)	8,253	n.a.
Adjusted Free Cash Flow from operations (NCFO)	160,883	175,874	(8.5)%

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 4Q24
$ thousands	Crops	Rice	Dairy	Farming	Sugar, Ethanol & Energy	Corporate	Total
Sales of goods and services rendered	61,063	49,163	74,850	185,076	183,303	—	368,379
Cost of goods sold and services rendered	(54,685)	(50,788)	(66,916)	(172,389)	(120,696)	—	(293,085)
Initial recog. and changes in FV of BA and agricultural produce	(607)	13,853	7,878	21,124	(365)	—	20,759
Gain from changes in NRV of agricultural produce after harvest	(2,197)	(6,614)	—	(8,811)	14	—	(8,797)
Margin on Manufacturing and Agricultural Act. Before Opex	3,574	5,614	15,812	25,000	62,256	—	87,256
General and administrative expenses	(2,427)	(5,634)	(3,498)	(11,559)	(6,815)	(5,698)	(24,072)
Selling expenses	(4,034)	(6,265)	(8,490)	(18,789)	(17,920)	(578)	(37,287)
Other operating income, net	54	275	634	963	20,743	22	21,728
Profit from Operations Before Financing and Taxation	(2,833)	(6,010)	4,458	(4,385)	58,264	(6,254)	47,625
Net results from Fair value adjustment of Investment property	—	537	—	537	—	—	537
Adjusted EBIT	(2,833)	(5,473)	4,458	(3,848)	58,264	(6,254)	48,162
(-) Depreciation and Amortization	(363)	4,259	3,761	7,657	47,025	406	55,088
Adjusted EBITDA	(3,196)	(1,214)	8,219	3,809	105,289	(5,848)	103,250
Reconciliation to Profit/(Loss)
Adjusted EBITDA							103,250
(+) Depreciation and Amortization							(55,088)
(+) Financial result, net							(48,403)
(+) Net results from Fair value adjustment of Investment property							(537)
(+) Income Tax (Charge)/Benefit							17,035
(+) Translation Effect (IAS 21)							(79)
Profit/(Loss) for the Period							16,178

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 4Q23
$ thousands	Crops	Rice	Dairy	Farming	Sugar, Ethanol & Energy	Corporate	Total
Sales of goods and services rendered	46,071	60,231	54,791	161,093	239,046	—	400,139
Cost of goods sold and services rendered	(38,523)	(38,131)	(49,013)	(125,667)	(180,467)	—	(306,134)
Initial recog. and changes in FV of BA and agricultural produce	(7,036)	(9,476)	4,184	(12,328)	(3,521)	—	(15,849)
Gain from changes in NRV of agricultural produce after harvest	3,067	—	—	3,067	11	—	3,078
Margin on Manufacturing and Agricultural Act. Before Opex	3,579	12,624	9,962	26,165	55,069	—	81,234
General and administrative expenses	(2,194)	(4,583)	(3,029)	(9,806)	(7,363)	(5,411)	(22,580)
Selling expenses	(5,073)	(7,948)	(6,000)	(19,021)	(25,563)	(197)	(44,781)
Other operating income, net	12,482	4,674	2,098	19,254	19,506	(245)	38,515
Profit from Operations Before Financing and Taxation	8,794	4,767	3,031	16,592	41,649	(5,853)	52,388
Net results from Fair value adjustment of Investment property	(11,192)	(1,283)	—	(12,475)	—	—	(12,475)
Adjusted EBIT	(2,398)	3,484	3,031	4,117	41,649	(5,853)	39,913
(-) Depreciation and Amortization	2,094	4,704	2,899	9,697	45,827	326	55,850
Adjusted EBITDA	(304)	8,188	5,930	13,814	87,476	(5,527)	95,763
Reconciliation to Profit/(Loss)
Adjusted EBITDA							95,763
(+) Depreciation and Amortization							(55,850)
(+) Financial result, net							70,616
(+) Net results from Fair value adjustment of Investment property							12,475
(+) Income Tax (Charge)/Benefit							(26,899)
(+) Translation Effect (IAS 21)							(13,896)
Profit/(Loss) for the Period							82,209

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 12M24
$ thousands	Crops	Rice	Dairy	Farming	Sugar, Ethanol & Energy	Corporate	Total
Sales of goods and services rendered	236,128	248,198	284,098	768,424	707,954	—	1,476,378
Cost of goods sold and services rendered	(213,909)	(208,266)	(241,770)	(663,945)	(498,840)	—	(1,162,785)
Initial recog. and changes in FV of BA and agricultural produce	28,347	45,780	14,539	88,666	41,166	—	129,832
Gain from changes in NRV of agricultural produce after harvest	(19,780)	(6,614)	—	(26,394)	554	—	(25,840)
Margin on Manufacturing and Agricultural Act. Before Opex	30,786	79,098	56,867	166,751	250,834	—	417,585
General and administrative expenses	(18,622)	(17,025)	(11,769)	(47,416)	(25,179)	(25,452)	(98,047)
Selling expenses	(17,240)	(30,771)	(27,678)	(75,689)	(73,804)	736	(148,757)
Other operating income, net	(5,304)	(14,052)	4,084	(15,272)	23,303	294	8,325
Profit from Operations Before Financing and Taxation	(10,380)	17,250	21,504	28,374	175,154	(24,422)	179,106
Net results from Fair value adjustment of Investment property	588	18,137	—	18,725	—	—	18,725
Transfer of revaluation surplus derived from the disposals of assets	9,024	—	—	9,024	—	—	9,024
Impairment of assets destroyed by fire	14,162	—	—	14,162	—	—	14,162
Adjusted EBIT	13,394	35,387	21,504	70,285	175,154	(24,422)	221,017
(-) Depreciation and Amortization	5,698	14,798	12,219	32,715	189,006	1,523	223,244
Adjusted EBITDA	19,092	50,185	33,723	103,000	364,160	(22,899)	444,261
Reconciliation to Profit/(Loss)
Adjusted EBITDA							444,261
(+) Depreciation and Amortization							(223,244)
(+) Financial result, net							(147,212)
(+) Net results from Fair value adjustment of Investment property							(18,725)
(+) Income Tax (Charge)/Benefit							57,015
(+) Revaluation surplus of farmland sold							(9,024)
(+) Impairment of assets destroyed by fire							(14,162)
(+) Translation Effect (IAS 21)							3,192
Profit/(Loss) for the Period							92,101

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 12M23
$ thousands	Crops	Rice	Dairy	Farming	Sugar, Ethanol & Energy	Corporate	Total
Sales of goods and services rendered	216,912	256,347	246,875	720,134	722,307	—	1,442,441
Cost of goods sold and services rendered	(188,954)	(178,322)	(209,362)	(576,638)	(504,570)	—	(1,081,208)
Initial recog. and changes in FV of BA and agricultural produce	(4,862)	(2,488)	14,086	6,736	94,436	—	101,172
Gain from changes in NRV of agricultural produce after harvest	2,730	—	—	2,730	(156)	—	2,574
Margin on Manufacturing and Agricultural Act. Before Opex	25,826	75,537	51,599	152,962	312,017	—	464,979
General and administrative expenses	(14,779)	(15,709)	(10,411)	(40,899)	(25,591)	(23,061)	(89,551)
Selling expenses	(22,450)	(33,407)	(25,488)	(81,345)	(69,155)	(305)	(150,805)
Other operating income, net	20,006	7,470	1,872	29,348	2,463	(309)	31,502
Profit from Operations Before Financing and Taxation	8,603	33,891	17,572	60,066	219,734	(23,675)	256,125
Net results from Fair value adjustment of Investment property	(10,199)	(1,176)	—	(11,375)	—	—	(11,375)
Transfer of revaluation surplus derived from the disposals of assets	20,245	—	—	20,245	—	—	20,245
Adjusted EBIT	18,649	32,715	17,572	68,936	219,734	(23,675)	264,995
(-) Depreciation and Amortization	8,330	15,154	10,913	34,397	175,903	1,275	211,575
Adjusted EBITDA	26,979	47,869	28,485	103,333	395,637	(22,400)	476,570
Reconciliation to Profit/(Loss)
Adjusted EBITDA							476,570
(+) Depreciation and Amortization							(211,575)
(+) Financial result, net							63,829
(+) Net results from Fair value adjustment of Investment property							11,375
(+) Income Tax (Charge)/Benefit							(78,673)
(+) Transfer of revaluation surplus derived from the disposals of assets							(20,245)
(+) Translation Effect (IAS 21)							(14,560)
Profit/(Loss) for the Period							226,721

Condensed Consolidated Interim Financial Statments

Statement of Income
$ thousands	4Q24	4Q23	Chg %	12M24	12M23	Chg %
Revenue	374,220	263,946	41.8%	1,518,907	1,298,871	16.9%
Cost of revenue	(297,905)	(203,509)	46.4%	(1,198,715)	(973,180)	23.2%
Initial recognition and Changes in fair value of biological assets and agricultural produce	21,779	(28,150)	(177.4)%	143,081	87,858	62.9%
Changes in net realizable value of agricultural produce after harvest	(8,984)	2,237	n . a	(28,437)	1,838	n . a
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	89,110	34,524	158.1%	434,836	415,387	4.7%
General and administrative expenses	(24,922)	(4,326)	476.1%	(103,880)	(70,320)	47.7%
Selling expenses	(37,971)	(24,222)	56.8%	(153,482)	(129,092)	18.9%
Other operating income, net	21,329	32,517	(34.4)%	4,824	25,590	(81.1)%
Profit from operations	47,546	38,493	23.5%	182,298	241,565	(24.5)%
Finance income	7,644	51,317	(85.1)%	16,808	157,100	(89.3)%
Finance costs	(60,379)	(4,446)	1,258.1%	(166,441)	(122,087)	36.3%
Other financial results - Net gain / (loss) of inflation effects on the monetary items	4,332	23,744	n .a	2,421	28,816	n .a
Financial results, net	(48,403)	70,615	(168.5)%	(147,212)	63,829	(330.6)%
Profit before income tax	(857)	109,108	(100.8)%	35,086	305,394	(88.5)%
Income tax	17,035	(26,899)	(163.3)%	57,015	(78,673)	(172.5)%
Profit for the period	16,178	82,209	(80.3)%	92,101	226,721	(59.4)%

Statement of Cashflows
$ thousands		4Q24	4Q23	Chg %	12M24	12M23	Chg %
Cash flows from operating activities:
Profit from operations		16,178	82,209	(80.3)%	92,101	226,721	(59.4)%
Adjustments for:
Income tax (benefit) / expense		(17,035)	26,899	(163.3)%	(57,015)	78,673	(172.5)%
Depreciation		54,998	44,755	22.9%	223,843	198,288	12.9%
Amortization		545	145	275.9%	2,314	1,730	33.8%
Depreciation of right of use assets		13,740	14,226	(3.4)%	77,867	74,085	5.1%
Gain from disposal of farmland and other assets		—	3,192	n . a	(6,050)	(6,334)	(4.5)%
Loss / (gain) from disposal of other property items		2,886	(2,919)	(198.9)%	2,408	(4,747)	n . a
Impairment due to fire		223	—	n . a	14,259	—	n . a
Equity settled shared-based compensation granted		1,599	1,897	(15.7)%	6,680	8,581	(22.2)%
Loss / (gain) from derivative financial instruments and forwards		1,965	(21,658)	(109.1)%	(1,153)	(8,605)	(86.6)%
Interest and other expense , net		9,430	17,650	(46.6)%	68,315	16,428	315.8%
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		24,205	32,983	(26.6)%	18,301	17,663	3.6%
Changes in net realizable value of agricultural produce after harvest (unrealized)		5,493	(4,221)	(230.1)%	7,327	(2,599)	n . a
Provision and allowances		173	775	(77.7)%	(1,820)	654	n . a
Net gain from fair value adjustment of Investment property		891	(11,533)	n . a	23,375	(10,620)	n . a
Tax credit recognized		(19,486)	—	n . a	(19,486)	—	n . a
Net gain of inflation effects on the monetary items of the effect of inflation on monetary items		(4,332)	(23,744)	(81.8)%	(2,421)	(28,816)	(91.6)%
Foreign exchange gains, net		32,518	(56,976)	(157.1)%	37,569	(90,930)	n . a
Cash flow hedge – transfer from equity		426	(6,358)	(106.7)%	28,650	36,863	(22.3)%
Subtotal		124,417	97,322	27.8%	515,064	507,035	1.6%

Changes in operating assets and liabilities:
(Increase)/Decrease in trade and other receivables		82,693	71,156	16.2%	(68,299)	3,683	n . a
(Increase)/Decrease in inventories		114,168	82,559	38.3%	3,089	(12,410)	n . a
(Increase)/Decrease in biological assets		(103,210)	(88,585)	16.5%	(38,861)	(23,393)	66.1%
(Increase)/Decrease in other assets		(1,680)	618	(371.8)%	(2,054)	(37)	5,451.4%
(Increase)/Decrease in derivatives financial instruments		1,349	(391)	(445.0)%	21,820	(11,181)	n . a
(Increase)/Decrease in trade and other payables		(51,283)	10,115	(607.0)%	(100,346)	(43,925)	128.4%
(Increase)/Decrease in payroll and social securities liabilities		(877)	5,541	(115.8)%	4,093	15,674	(73.9)%
(Increase)/Decrease in provisions for other liabilities		209	(25)	(936.0)%	1,110	803	38.2%
Cash generated in operations		165,786	178,310	(7.0)%	335,616	436,249	(23.1)%
Income taxes paid		(2,322)	(602)	285.7%	(7,285)	(1,342)	442.8%
Net cash generated from operating activities	(a)	163,464	177,708	(8.0)%	328,331	434,907	(24.5)%

Statement of Cashflows
$ thousands		4Q24	4Q23	Chg %	12M24	12M23	Chg %
Cash flows from investing activities
Acquisition of business, net of cash acquired		(261)	—	n . a	(16,184)	(3,193)	406.9%
Purchases of property, plant and equipment		(57,058)	(56,753)	0.5%	(260,211)	(241,623)	7.7%
Purchase of cattle and non current biological assets planting cost		(483)	259	n . a	(1,928)	(511)	277.3%
Purchases of intangible assets		(171)	65	n . a	(1,190)	(1,291)	(7.8)%
Interest received		1,351	(7,561)	n . a	7,847	62,120	(87.4)%
Proceeds from sale of property, plant and equipment		1,442	1,366	5.6%	2,332	4,094	(43.0)%
Proceeds from sale of farmlands		—	(14,855)	n . a	23,259	33,242	(30.0)%
Acquisition of short term	(b)	(14,175)	(72,397)	(80.4)%	(47,886)	(106,897)	(55.2)%
Dispositions of short term investment		(15,155)	49,498	(130.6)%	62,396	142,507	(56.2)%
Net cash used in investing activities	(c)	(84,510)	(100,378)	(15.8)%	(231,565)	(111,552)	107.6%

Cash flows from financing activities
Proceeds from EQ settled share-based compensation exercise		1	176	(99.4)%	99	214	(53.7)%
Interest paid	(d)	(5,565)	(22,660)	(75.4)%	(24,629)	(55,476)	(55.6)%
Proceeds from long-term borrowings		32,163	(12,161)	(364.5)%	126,757	7,739	1537.9%
Payment of long-term borrowings		(9,022)	(12,308)	(26.7)%	(105,749)	(24,105)	338.7%
Proceeds from short-term borrowings		79,965	(31,765)	(351.7)%	169,901	448,532	(62.1)%
Payment of short-term borrowings		(118,287)	(54,466)	117.2%	(239,947)	(420,276)	(42.9)%
Payment of derivatives financial instruments		1,250	(32)	n . a	669	(32)	n . a
Lease Payments		(17,722)	(22,446)	(21.0)%	(98,478)	(104,097)	(5.4)%
Purchase of own shares		(8,608)	(7,230)	19.1%	(66,887)	(26,242)	154.9%
Dividends paid to non-controlling interest		(360)	—	n . a	(736)	—	n . a
Dividends to shareholders		(17,500)	(17,500)	—%	(35,000)	(35,000)	—%
Net cash used in financing activities	(e)	(63,685)	(180,392)	(64.7)%	(274,000)	(208,743)	31.3%
Net increase / (decrease) in cash and cash equivalents		15,269	(103,062)	(114.8)%	(177,234)	114,612	(254.6)%
Cash and cash equivalents at beginning of year		198,255	349,812	(43.3)%	339,781	230,653	47.3%
Exchange gains on cash and cash equivalents	(f)	(2,280)	93,031	(102.5)%	48,697	(5,484)	(988.0)%
Cash and cash equivalents at end of year		211,244	339,781	(37.8)%	211,244	339,781	(37.8)%

Combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries over:		4Q24	4Q23	12M24	12M23
Operating activities	(a)	(35,553)	(41,496)	(102,797)	(16,383)
Acquisition of short term investment	(b)	(2,034)	—	(2,034)	—
Investing activities	(c)	721	(39,809)	(7,168)	(41,179)
Interest paid	(d)	1,966	(9,908)	9,395	(8,253)
Financing activities	(e)	28,929	(9,296)	71,386	45,933
Exchange rate changes and inflation on cash and cash equivalents	(f)	5,903	90,601	38,579	11,629
(*) Includes 238 in 2024 related to gains on bond arbitrage transactions (54,687 in 2023) of which the combined effect of IAS 29 and 21 of the Argentine subsidiaries is (105) for 2024 and 30,544 in 2023.

Statement of Financial position
$ thousands	12M24	12M23	Chg %
ASSETS
Non-Current Assets
Property, plant and equipment	1,548,589	1,549,565	(0.1)%
Right of use assets	373,846	406,713	(8.1)%
Investment property	33,542	33,364	0.5%
Intangible assets, net	37,231	27,519	35.3%
Biological assets	43,418	23,706	83.2%
Deferred income tax assets	15,507	9,777	58.6%
Trade and other receivables, net	38,510	39,060	(1.4)%
Derivative financial instruments	5,482	18,001	(69.5)%
Other Assets	3,761	1,515	148.3%
Total Non-Current Assets	2,099,886	2,109,220	(0.4)%
Current Assets
Biological assets	250,527	204,331	22.6%
Inventories	289,664	256,051	13.1%
Trade and other receivables, net	213,356	179,055	19.2%
Derivative financial instruments	4,114	13,819	(70.2)%
Short-term investment	46,097	62,637	(26.4)%
Cash and cash equivalents	211,244	339,781	(37.8)%
Total Current Assets	1,015,002	1,055,674	(3.9)%
TOTAL ASSETS	3,114,888	3,164,894	(1.6)%
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	167,073	167,073	—%
Share premium	659,399	743,810	(11.3)%
Cumulative translation adjustment	(413,757)	(603,861)	(31.5)%
Equity-settled compensation	17,264	18,654	(7.5)%
Cash Flow Hedge	—	(17,124)	(100.0)%
Other reserves	151,261	150,677	0.4%
Treasury shares	(16,989)	(8,062)	110.7%
Revaluation surplus	245,261	317,598	(22.8)%
Reserve from the sale of minority interests in subsidiaries	41,574	41,574	—%
Retained earnings	518,064	418,789	23.7%
Equity attributable to equity holders of the parent	1,369,150	1,229,128	11.4%
Non controlling interest	38,951	36,520	6.7%
TOTAL SHAREHOLDERS EQUITY	1,408,101	1,265,648	11.3%
LIABILITIES
Non-Current Liabilities
Trade and other payables	767	1,008	(23.9)%
Borrowings	680,005	697,843	(2.6)%
Lease liabilities	287,679	325,569	(11.6)%
Deferred income tax liabilities	330,336	376,331	(12.2)%
Payrroll and Social liabilities	1,454	1,570	(7.4)%
Derivatives financial instruments	3,983	—	n. a
Provisions for other liabilities	2,244	2,871	(21.8)%
Total Non-Current Liabilities	1,306,468	1,405,192	(7.0)%
Current Liabilities
Trade and other payables	206,907	190,730	8.5%
Current income tax liabilities	3,471	5,023	(30.9)%
Payrroll and Social liabilities	32,735	37,357	(12.4)%
Borrowings	99,551	207,106	(51.9)%
Lease liabilities	54,351	52,941	2.7%
Derivative financial instruments	1,796	169	962.7%
Provisions for other liabilities	1,508	728	107.1%
Total Current Liabilities	400,319	494,054	(19.0)%
TOTAL LIABILITIES	1,706,787	1,899,246	(10.1)%
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	3,114,888	3,164,894	(1.6)%